April 19, 2006
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Zenex International, Inc.
Form 10-K for year ended December 31, 2005
File No. 0-24684
Dear Mr. Decker:
     We respond as follows to the Staff’s comment letter dated April 3, 2006 relating to the above-captioned Form 10-K. Captions and page references herein correspond to those set forth in the 10-K. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.
Form 10-K for the Fiscal Year Ended December 31, 2005
     Comment applicable to overall filing:
1.	Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. With the exception of comments that specifically request an amendment, all revisions may be included in your future filings.
Our responses to the comments below reflect how we will address these disclosure matters in future filings.

     Item 3. Legal Proceedings, page 12:
2.	You disclosed that Eric Beitchman filed a shareholder’s derivative action relating to certain transactions you entered into. Please expand your disclosure to include whether any amounts have been accrued relating to this matter, if so, state the line item in which this was recorded in your statements of operations and the period in which it was recorded. Please also include in your disclosure your conclusion and the related assumptions used to determine your conclusion based on the guidance in paragraphs 3 and 8-10 of SFAS 5 relating to this matter. Please similarly include this information in note 15 to your financial statements.
We note that the action is a derivative action, and as such, any recovery by the plaintiff will inure to our benefit. That being said, we will add the following statement to our future disclosures regarding this lawsuit:

“SFAS 5 requires that a contingent liability, in order to be accrued, must be known or definable. The potential loss, if any, related to the Beitchman suit is unknown and not estimable at this time and therefore no amounts have been accrued as a contingency for this case.”
     Item 6. Selected Financial Data, page 14:
3.	As previously requested in our comment 10 from our letter dated May 31, 2002, please revise your disclosure to rename your primary earnings (loss) per share to basic earnings per share. Please also revise your earnings per share information throughout the filing to round only to the nearest cent, in order to not imply a greater degree of precision than exists. Please ensure the remainder of your document is similarly revised, including but not limited to, your statements of operations and the earnings per share information disclosed in note 14 to your financial statements.
All future filings will be captioned “basic earnings (loss) per share” in place of “primary earnings (loss) per share,” and all earnings per share information will be rounded to the nearest cent.
     Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16:
Introduction, page 16:
4.	Your disclosure includes a presentation of EBITA and Free Cash Flow, which are non-GAAP financial measures. Please expand your disclosure to include a statement, which identifies these as non-GAAP financial measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

On page 18 as additional information related to the EBITDA and free cash flow reconciliation we provide the following disclosure. “EBITDA and free cash flow have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flows statement data prepared in accordance with accounting principles generally accepted in the United States.” In future filings we will adjust this disclosure to the following making the distinction more clear. “EBITDA and free cash flow, which are non-GAAP financial measures, have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for net income, cash flows from operating activities and other consolidated income or cash flows statement data prepared in accordance with accounting principles generally accepted in the United States.”
     Item 9A. Controls and Procedures, page 26:
5.	Your disclosure states “It is the responsibility of the chief executive officer and the chief financial officer to ensure that [you] maintain disclosure controls and procedures designed to provide reasonable assurance that material information, both financial and non-financial, and other information required under the securities laws to be disclosed is identified and communicated to senior management on a timely basis.” This disclosure is not the definition of disclosure controls and procedures as defined in Exchange Act rule 13a-15(e). Please revise your disclosure to include the correct definition, or alternatively, please remove this reference in its entirety.
Future filings will have the following disclosure:

“It is the responsibility of our chief executive officer and our chief financial officer to ensure that we maintain controls and other procedures designed to ensure that the information required to be disclosed by us in reports that we file with the Commission under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified by in the Commission’s rules and forms.”
     Notes to Financial Statements:
6.	Please expand your disclosure to include the selected quarterly financial data pursuant to Item 302 of Regulation S-X.
The following table (or similarly produced table reflecting the relevant time periods) will be added to future 10-K filings:

The following is a summary of the quarterly results of operations for the years ended December 31, 2005 and 2004. Net income (loss) per share is computed independently for each of the quarters presented; therefore, the sum of the quarterly loss per share does not necessarily equal the total for the year.

	2005
	December	September
	31	30	June 30	March 31

Revenues	$17,363,533	$34,746,247	$3,831,637	$3,285,728
Costs and expenses	13,471,392	23,361,000	4,269,168	3,181,849

Income (Loss) before income taxes	3,892,141	11,385,247	(437,531)	103,879

Income tax expense (benefit)	1,334,062	4,436,403	(149,636)	(16,178)

Net income (loss)	$2,558,079	$6,948,844	$(287,895)	$120,057

Net income (loss) per common share — basic	$.05	$.14	$—	$—

Net income (loss) per common share — assuming dilution	$.03	$.09	$—	$—

	2004
	December	September
	31	30	June 30	March 31

Revenues	$16,058,146	$5,392,243	$3,981,101	$2,396,872
Costs and expenses	13,945,917	5,469,468	3,692,868	3,155,974

Income (loss) before income taxes	2,082,229	(77,225)	288,233	(759,102)
Income tax expense (benefit)	129,207	(44,141)	216,908	(303,039)

Net income (loss)	$1,953,022	$(33,084)	$71,325	$(456,063)

Net income (loss) per common share — basic	$.04	$—	$(0.14)	$(.01)

Net income (loss) per common share — assuming dilution	$.02	$—	$(0.14)	$(.01)

Note 1 — Summary of Significant Accounting Policies, page F-10:
Organization and Nature of Business, page F-10:
7.	You disclosed that during the fiscal year ended December 31, 2005 you created Carothers/Aduddell, a joint venture. Please expand your disclosure to discuss in greater detail the terms and structure of the joint venture, including but not limited to your percentage ownership in the joint venture and the amount of assets you contributed to form the joint venture. Please also tell us how you reflected the joint venture in your financial statements. Please include in your response the accounting guidance you used as the basis for your conclusion. Please refer to SOP 78-9, EITF 00-1, EITF 02-14, EITF 03-16 and FIN 46(R), as applicable.
The Carothers/Aduddell joint venture was formed to expedite the work related to any disaster related activity in 2005. There was no capitalization involved. Aduddell Roofing and Sheet Metal was an 80% partner in the joint venture and recorded only the income and expenses related to their portion of the joint venture proceeds.
Note 10 — Income Taxes, page F-18:
8.	Please expand your disclosure to include the information pursuant to paragraphs 45 and 47 of SFAS 109.
The following table (or similarly produced table reflecting the relevant time periods) will be added to future 10-K filings:
Income taxes for 2005, 2004 and 2003 are comprised of current tax (benefit) expense of $5,618,797, $1,022,488 and $438,066 and deferred taxes of $179,000, $1,022,488 and $136,774, respectively. A reconciliation of the statutory Federal income tax rate to the effective income tax rate for the years ended December 31, 2005, 2004, and 2003 is as follows:

	2005	2004	2003
Statutory federal income tax rate	34.0%	34.0%	34.0%
State tax effective rate	5.0	5.0	6.0
Permanent differences	—	—	—
Benefit of graduated tax rates	—	—	—
Prior year assessments finalized	1.5	.5	—
Increase in valuation allowance	—	(1.6)	(6.5)
Other	(3.0)	1.1	(7.4)

	37.5%	40.0%	26.1%

The change in the total deferred tax net assets/liabilities from December 31, 2004 to December 31, 2005 was $(179,000). This difference is allocated as $(179,000) included in tax expense and $-0- reclassified in shareholders’ equity.

Note 13 — Stock Options, page F-19:
9.	Please expand your disclosure to include information relating to your stock options required by paragraphs 45 through 48 of SFAS 123 as amended by SFAS 148.
The following table (or similarly produced table reflecting the relevant time periods) will be added to future 10-K filings:
Common Stock Options and Other Warrants — The following table summarizes the Company’s stock option activity for the years ended December 31, 2005, 2004 and 2003:

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	2005	Price	2004	Price	2003	Price
Options outstanding beginning of year	32,000,000	$.04	32,000,000	$.04	32,000,000	$.04

Options issued during the year	3,600,000	.78	—	—	—	—

Options exercised during the year	—	—	—	—	—	—

Options cancelled during the year	—	—	—	—	—	—

Options expired during the year	—	—	—	—	—	—

Options outstanding end of year	35,600,000	$.12	32,000,000	$.04	32,000,000	$.04

The weighted average grant-date exercise price of options granted during 2005 was $.78 per share. No options were granted in 2004 or 2003.

	Options Outstanding			Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
Range of	Number	Remaining	Average	Number	Average
Exercise	Outstanding	Contractual	Exercise	Exercisable	Exercise
Prices	at 12/31/05	Life	Price	at 12/31/05	Price
.04	30,000,000	No term	.04	30,000,000	.04
.08 - .10	2,000,000	No term	.10	2,000,000	.10
.70 - .78	3,600,000	10 year	.78	200,000	.78

	35,600,000		.12	32,200,000	.05

Note 14 — Earnings Per Share, page F-20:
10.	Please expand your disclosure to include a reconciliation of the numerators and the denominators for your basic and diluted per-share computations for income from continuing operations for each period presented. Please also include in your disclosure for each period presented, the securities that were not included in the computation of diluted earnings per share because their effect would have been antidilutive for the periods presented. Refer to paragraphs 40(a) and (c) of SFAS 128.
The following table (or similarly produced table reflecting the relevant time periods) will be added to future 10-K filings:

For the Year Ended	Income	Share	Per Share
December 31, 2005:	(Numerator)	(Denominator)	Amount

Earnings per common share:
Income available to common stockholders	$9,339,085
Weighted average common shares outstanding		48,737,921	$.19

Earnings per common share assuming dilution:
Options		32,000,000

Income available to common stockholders assuming dilution	$9,339,085	80,737,921	$.12

For the Year Ended	Income	Share	Per Share
December 31, 2004:	(Numerator)	(Denominator)	Amount

Earnings per common share:
Income available to common stockholders	$1,535,365
Weighted average common shares outstanding		48,737,921	$.03

Earnings per common share assuming dilution:
Options		31,400,000

Income available to common stockholders assuming dilution	$1,535,365	80,137,921	$.02

For the Year Ended	Income	Share	Per Share
December 31, 2003:	(Numerator)	(Denominator)	Amount

Earnings per common share:
Income available to common stockholders	$1,365,445
Weighted average common shares outstanding		48,737,921	$.03

Earnings per common share assuming dilution:
Options		30,000,000

Income available to common stockholders assuming dilution	$1,365,445	78,737,921	$.02

Note 15 — Commitments and Contingencies, page F-20:
11.	You disclosed that you guaranteed a portion of Red River’s borrowings, which they were in default of their required payment obligations as of December 31, 2005. You also disclosed on page 22 that you guaranteed approximately $9.0 million of short-term loans. On page 24 you disclosed that you have not recorded any amounts in your financial statements related to these guarantees. Please expand your disclosure to include the basis for your conclusion that no amounts were required to be recorded in your financial statements for the fiscal year ended December 31, 2005. Refer to paragraphs 8 to 11 and 13 of FIN 45.
Your reference to the guarantee to Red River is correct. It was not included in our statements as a liability at December 31, 2005 due to the unknown nature of the default. In addition, it was not a material amount in regards to our operation. The status of their default will be reviewed again at the end of the first quarter and reflected as appropriate. The $9.0 million is described in our filing as a line of credit related to the hurricane work in 2005 that had a zero balance at year end. We believe no further disclosure needed.

Exhibits:
12.	Your certifications included in Exhibits 31.1 and 31.2 reference disclosure controls and procedures as defined in Exchange Act rules 13a-14 and 15d-14. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Additionally, your certifications contain other inconsistencies from the most current certifications pursuant to Item 601(B)(31) of Regulation S-X. Please file an amendment to your Form 10-K to correct this. In doing so, please ensure that you refer to the Form 10-K/A in the revised certifications and that you refile the entire Form 10-K. Please also ensure that the certifications are currently dated.

We are filing this correspondence with our Form 10-K/A, which complies with your comment.
     In connection with responding to your comments, the Company hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Reggie Cook

Chief Financial Officer